                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                       TOTAL-TEL USA COMMUNICATIONS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.05 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                  89151T 10-6
                                 (CUSIP Number)

                               WARREN H. FELDMAN
                                 150 CLOVE ROAD
                      LITTLE FALLS, NEW JERSEY 07424-0449
                                 (201) 812-1100
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 21, 1999
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S) (ENTITIES ONLY)

         SOLOMON FELDMAN
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (a)[ ]  (b)[ ]

3        SEC USE ONLY
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4        SOURCE OF FUNDS

         PF
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                     [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
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  NUMBER OF        (7)   SOLE VOTING POWER  . . . . . . . . . . . . . . . . . . . . .  247,938
   SHARES
 BENEFICIALLY      (8)   SHARED VOTING POWER . . . . . . . . . . . . . . . . . . . . . . . . 0
  OWNED BY
    EACH           (9)   SOLE DISPOSITIVE POWER . . . . . . . . . . . . . . . . . . .  247,938
 REPORTING
  PERSON           (10)  SHARED DISPOSITIVE POWER. . . . . . . . . . . . . . . . . . . . . . 0
   WITH
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,938
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS) [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%*

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14       TYPE OF REPORTING PERSON (SEE INSTRUCTION)

         IN
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* BASED ON 7,721,004 SHARES OF COMMON STOCK OF THE ISSUER OUTSTANDING AS OF DECEMBER 15, 1998, AS REPORTED ON THE ISSUER'S FORM 10-Q, DATED DECEMBER 15, 1998.


                 AMENDMENT NO. 1 TO SCHEDULE 13D

                 This Amendment No. 1 to Schedule 13D filed by Solomon Feldman, a natural person and a U.S. citizen ("Mr. Feldman"), with respect to the common stock, par value $0.05 per share (the "Common Stock"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer"), supplements and amends the Schedule 13D previously filed with the Securities and Exchange Commission ("SEC") by Mr. Feldman on December 30, 1998 (the "Schedule 13D").

ITEM 4.          PURPOSE OF TRANSACTION.

                 The response set forth in Item 4 of the Schedule 13D is hereby supplemented as follows:

         Other as described herein and as previously reported, Mr. Feldman has no plans or proposals which relate to, or would have any of the results set forth in, sections (a)-(j) of this Item 4.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 The responses set forth in subsections (a) and (b) of the
Schedule 13D are hereby amended and restated in their entirety as follows and a response to subsection (e) is added:

                 (a)      After giving effect to the matters described in Item
                     6, Mr. Feldman is the beneficial owner of 247,938 shares of Common Stock, which represents approximately 3.2% of the shares of Common Stock outstanding as of December 15, 1998.

                 (b)      The number of shares of Common Stock as to which Mr.
                     Feldman has:

                          (i)     Sole power to vote or direct the vote:
                                  247,938.

                          (ii)    Shared power to vote or to direct the vote:
                                  0.

                          (iii) Sole power to dispose or to direct the disposition: 247,938.

                          (iv) Shared power to dispose or to direct the disposition: 0.

                 (e)       Mr. Feldman ceased to be a beneficial owner of more
                     than five percent of the Common Stock on January 21, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                 The response set forth in Item 6 to the Schedule 13D is hereby supplemented as follows:

                 On January 21, 1999, pursuant to a Stock Purchase Agreement, dated as of December 10, 1998 ("Stock Purchase Agreement"), by and among Revision LLC, a Delaware limited liability corporation ("Revision"), Walt Anderson, a natural person ("Mr. Anderson"), Warren Feldman and Solomon Feldman (the "Feldmans"), the Feldmans and certain of their affiliates sold an aggregate of 1,200,000 shares of Common Stock to Revision at a purchase price of $24.00 per share. A description of the terms of, as well as the full text of, each of (i) the Stock Purchase Agreement and (ii) a Settlement Agreement, dated as of December 10, 1998, by and among the Issuer, Mr. Anderson, and Revision are described in, and are set forth as Exhibits 2 and 1, respectively, to the Schedule 13D filed with the SEC on December 30, 1998. Mr. Feldman sold to Revision 689,522 of the shares of Common Stock that were beneficially owned by him.

                 The number of shares of Common Stock reported as beneficially owned by Mr. Feldman in Amendment No. 1 to the Schedule 13D was inadvertently understated by 4,001 shares. The number of shares reported as beneficially owned in Item 5 has been adjusted to correct this error.

                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 1999


                                  /s/ Solomon Feldman
                            ---------------------------------------
                                  Solomon Feldman